EXHIBIT 99

PRESS RELEASE

UCI MEDICAL AFFILIATES, INC.

REPORTS FISCAL YEAR END RESULTS FOR SEPTEMBER 30, 2008

Columbia, SC – February 2, 2010 – UCI Medical Affiliates, Inc. (Pink Sheets: UCIA.PK) today announced the filing of its 2008 Annual Report on Form 10-K and its financial results for the fiscal year and quarter ended September 30, 2008 and its restated financial results for the fiscal year and quarter ended September 30, 2007.

Revenues for the year ended September 30, 2008 increased 7.5% to $77,045,000. Restated revenues for the year ended September 30, 2007 were $71,646,000. Net income decreased 19.7% to $1,077,000, or $0.11 per share, for the year ended September 30, 2008 compared to restated net income of $1,342,000, or $0.14 per share, in the corresponding period in 2007.

Revenues for the quarter ended September 30, 2008 increased 5.3% to $18,947,000. Restated revenues for the quarter ended September 30, 2007 were $17,997,000. Net loss increased $225,000 to $324,000, or $(0.03) for the quarter ended September 30, 2008 compared to restated net loss of $99,000, or $(0.01) in the corresponding period in 2007.

The Company previously announced in January 2009, that it would be unable to file its 2008 Annual Report on Form 10-K within the Securities and Exchange Commission’s deadline due to an internal investigation of certain accounting irregularities with respect to the Company’s internal controls and improper expense reimbursements to Jerry F. Wells, Jr., the former Executive Vice-President of Finance, Chief Financial Officer, and Secretary of the Company. The internal investigation was conducted by the Company’s Audit Committee and, as previously announced, resulted in the restatement and re-audit by a new independent registered accounting firm of the Company’s financial statements for the two years ended September 30, 2007. In addition, and also as previously announced, the Company restated other financial information in its 2008 Annual Report on Form 10-K since 2002.

President and Chief Executive Officer, Michael Stout, MD, stated, “We are pleased with our revenue growth in 2008, especially in light of the economic downturn. Overall, the growth in our revenues resulted from the four new centers we opened in 2008 and the full year contribution of the six centers we opened during 2007. Even though we have had a challenging period subsequent to the discovery of the fraud perpetrated by our former Chief Financial Officer, we believe we have made solid progress in our business and we will continue to seek growth opportunities and to improve our operations.”

Joe Boyle, Executive Vice President and Chief Financial Officer, stated, “As we have previously announced, immediately prior to the filing of our 2008 Annual Report in December 2008, we discovered the fraudulent activities of our former Chief Financial Officer. As a result of the investigation conducted by our Audit Committee we have restated our 2007 financial information. Our financial results in 2008 and 2007 include misappropriation losses of $483,000 and $570,000, respectively, related to Mr. Wells’ fraudulent activities. In addition, restated financial information related to periods prior to 2007 is disclosed in our 2008 Annual Report on Form 10-K.

“Now that we have filed our 2008 Annual Report on Form 10-K, our immediate goal is to bring current all of our financial reports with the Securities and Exchange Commission as soon as possible.”

UCI Medical Affiliates, Inc. (“UCI”) is a Delaware corporation incorporated on August 25, 1982. Operating through its wholly-owned subsidiary, UCI Medical Affiliates of South Carolina, Inc. (“UCI-SC”), UCI provides nonmedical management and administrative services for a network of 67 freestanding medical centers, 66 of which are located throughout South Carolina and one is located in Knoxville, Tennessee (43 operating as Doctors Care in South Carolina, one as Doctors Care in Knoxville, Tennessee, 20 as Progressive Physical Therapy Services in South Carolina, one as Luberoff Pediatrics in South Carolina, one as Carolina Orthopedic & Sports Medicine in South Carolina and one as Doctors Wellness Center in South Carolina).

Certain of the statements contained in this press release and our Report on Form 10-K that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We caution readers of this press release and our Form 10-K that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Although our management believes that their expectations of future performance are based on reasonable assumptions within the bounds of their knowledge of their business and operations, we can give no assurance that actual results will not differ materially from their expectations. Factors that could cause actual results to differ from expectations include, among other things, (1) the difficulty in controlling our costs of providing healthcare and administering our network of centers; (2) the possible negative effects from changes in reimbursement and capitation payment levels and payment practices by insurance companies, healthcare plans, government payers and other payment sources; (3) the difficulty of attracting primary care physicians; (4) the increasing competition for patients among healthcare providers; (5) possible government regulations negatively impacting our existing organizational structure; (6) the possible negative effects of prospective healthcare reform; (7) the challenges and uncertainties in the implementation of our expansion and development strategy; (8) the dependence on key personnel; (9) adverse conditions in the stock market, the public debt market, and other capital markets (including changes in interest rate conditions); (10) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a reduced demand for practice management services; (11) the demand for our products and services; (12) technological changes; (13) the ability to increase market share; (14) the adequacy of expense projections and estimates of impairment loss; (15) the impact of change in accounting policies by the Securities and Exchange Commission; (16) unanticipated regulatory or judicial proceedings; (17) the impact on our business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; (18) other factors described in our Form 10-K, including, but not limited to, those matters described under the caption “PART I – ITEM 1A. – RISK FACTORS,” and in our other reports filed with the Securities and Exchange Commission; and (19) our success at managing the risks involved in the foregoing.

Contact:	Joseph A. Boyle
Executive Vice President and Chief Financial Officer
UCI Medical Affiliates, Inc.
1818 Henderson Street
Columbia, South Carolina 29201
(803) 782-4278
www.ucimedinc.com